UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [   ] Form 40-F [ X ]

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K is filed to correct and replace the Original Report on Form 6-K filed on November 3, 2026 (the “Original Report”). Accordingly, this Amendment supersedes the Original Report, including all exhibits thereto, in its entirety.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2026	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	News Release - November 3, 2026 - /C O R R E C T I O N - Silvercorp Metals Inc./ - Silvercorp Announces Project Update for El Domo